Exhibit 5.1

[Walkers

Walker House, 87 Mary Street

George Town, Grand Cayman Ky1-9001

Cayman Islands]

27 November 2007

TRANSOCEAN INC.

4 GREENWAY PLAZA

HOUSTON, TX 77046

Ladies and Gentlemen

Validity of Issue of Ordinary Shares Issuable Upon the Exercise of Options and Stock Appreciation Rights

Assumed By Transocean Inc., an Exempted Company Incorporated Under the Laws of the Cayman Islands.

We have acted as special Cayman Islands counsel to Transocean Inc., a company organized under the laws of the Cayman Islands (“Transocean”), in connection with the Reclassification and the Merger (each as defined below) pursuant to an Agreement and Plan of Merger dated as of July 21, 2007 (the “Merger Agreement”) among Transocean, GlobalSantaFe Corporation (“GlobalSantaFe”) and Transocean Worldwide Inc., a direct wholly owned subsidiary of Transocean (“Merger Sub”).

Under the terms of the Merger Agreement, GlobalSantaFe has merged with Merger Sub by way of a scheme of arrangement qualifying as an amalgamation under Cayman Islands law, with Merger Sub continuing as the surviving entity (the “Merger”).  Immediately prior to the Merger, each outstanding ordinary share, par value $0.01 per share, of Transocean (the “Transocean Ordinary Shares”) was reclassified by way of a scheme of arrangement under Cayman Islands law (the “Reclassification”) into (i) 0.6996 Transocean Ordinary Shares and (ii) $33.03 in cash.  At the effective time of the Merger, each outstanding ordinary share, par value $0.01 per share, of GlobalSantaFe (the “GlobalSantaFe Ordinary Shares”) was exchanged for (i) 0.4757 Transocean Ordinary Shares (after giving effect to the Reclassification) and (ii) $22.46 in cash.

Pursuant to the Merger Agreement, each GlobalSantaFe option to purchase GlobalSantaFe Ordinary Shares and each GlobalSantaFe stock appreciation right settled in GlobalSantaFe Ordinary Shares under GlobalSantaFe’s stock plans (the “Plans”) was assumed by Transocean and became an option to purchase ordinary shares of Transocean and a stock appreciation right settled in ordinary shares of Transocean, respectively (the “Plan Shares”).

For the purposes of giving this opinion, we have examined the documents listed in Schedule 1.

In giving this opinion we have relied upon the assumptions set out in Schedule 2 hereto, which we have not independently verified.

We are Attorneys-at-Law in the Cayman Islands and express no opinion as to any laws other than the laws of the Cayman Islands in force and as interpreted at the date hereof.

Based upon the foregoing examinations and assumptions and upon such searches as we have conducted and having regard to legal considerations which we deem relevant, we are of the opinion that under the laws of the Cayman Islands:

1.   Transocean is an exempted company duly incorporated and validly existing and, based solely on the certificate of good standing issued by the Cayman Islands Registrar of Companies and referred to in Schedule 1, Transocean is in good standing under the laws of the Cayman Islands.

2.   The Plan Shares subject to original issuance by Transocean have been duly authorised and when and to the extent issued and sold from time to time in accordance with the terms of the Plans and upon payment thereof as provided in the Plans, such Plan Shares will be validly issued, fully paid and non-assessable.

This opinion is limited to the matters referred to herein and shall not be construed as extending to any other matter or document not referred to herein. This opinion is given solely for your benefit, the benefit of your legal advisers acting in that capacity in relation to this transaction and the shareholders of Transocean and may not be relied upon by any other person without our prior written consent. This opinion is governed by and shall be construed in accordance with the laws of the Cayman Islands.

                                            Yours faithfully

                                            /s/ WALKERS

                                            WALKERS

Schedule 1

LIST OF DOCUMENTS EXAMINED

1.   The Amended and Restated Memorandum and Articles of Association of Transocean and certificate of good standing dated November 23, 2007 issued by the Cayman Islands Registrar of Companies.

2.   The Resolutions adopted by the Board of Directors of Transocean pursuant to their meeting of July 21, 2007.

3.   The Resolutions adopted by the shareholders of Transocean at a Transocean Shareholders Meeting on November 9, 2007.

4.   The joint proxy statement of Transocean and GlobalSantaFe filed with the United States Securities and Exchange Commission on October 3, 2007.

5.   Such other documents as we have considered necessary for the purposes of rendering this opinion.

The documents at paragraphs 2 and 3 above are referred to in this opinion as the “Resolutions”.

Schedule 2

ASSUMPTIONS

The opinions hereinbefore given are based upon the following assumptions insofar as each such assumption may relate to the opinions given:

1.   All original documents are authentic, that all signatures and seals are genuine, that all documents purporting to be sealed have been so sealed and that all copies conform to their originals.

2.   The Minute Book of Transocean supplied to us on the date of this opinion by Transocean’s registered office contains a complete record of the business transacted by it.

3.   The corporate records of Transocean supplied to us on the date of this opinion by Transocean’s registered office constitute its complete corporate records and that all matters required by law to be recorded therein are so recorded.

4.   From the date of the Resolutions, no corporate or other action has been taken by Transocean to amend, alter or repeal the Resolutions and no corporate or other action has been taken by Transocean in connection with the Merger except as contemplated by the Registration Statement.

5.   There are no provisions of the laws of any jurisdiction outside the Cayman Islands which would be contravened by Transocean’s assumption of the Plans and that, in so far as any obligation expressed to be incurred under the Plans is to be performed in or is otherwise subject to the laws of any jurisdiction outside the Cayman Islands, its performance will not be illegal by virtue of the laws of that jurisdiction.

6.   The choice of the laws selected to govern the Plans has been made in good faith and will be regarded as a valid and binding selection which will be upheld in the courts of that jurisdiction and all other relevant jurisdictions (other than the Cayman Islands).

7.   All authorisations, approvals, consents, licences and exemptions required by and all filings and other requirements of each of the parties to the Plans outside the Cayman Islands to ensure the legality, validity and enforceability of the Plans have been or will be duly obtained, made or fulfilled and are and will remain in full force and effect and that any conditions to which they are subject have been satisfied.

8.   On the date of any disposition or settlement of property effected by the Plans is made in good faith and for valuable consideration and at the time of each disposition of property by Transocean pursuant to the Plans Transocean will be able to pay its debts as they become due from its own moneys.